EXHIBIT 99.1

Contact:	Charles Lambert
Finance Director
Medical Properties Trust
(205) 397-8897
clambert@medicalpropertiestrust.com
MEDICAL PROPERTIES TRUST, INC.
REPORTS SECOND QUARTER RESULTS
Vibra Healthcare to Reduce Loan Balance
2006 Guidance Adjusted for Acquisitions Timing and Vibra Prepayment
     Birmingham, Ala., August 9, 2006 — Medical Properties Trust, Inc. (NYSE: MPW) today announced its operating and other results for the quarter and six months ended June 30, 2006.
HIGHLIGHTS
•	Second quarter funds from operations (“FFO”) was $0.24 per diluted share;

•	FFO for the first six months of 2006 was $0.49 per diluted share;

•	Vibra to repay $12 million of its loan balance and repurchase a hospital;

•	The Company closed on $90 million of acquisitions since June 30 at rates in excess of 10%;

•	The company issued $85 million in 5-year fixed-rate unsecured notes since June 30;

•	A quarterly dividend of $0.25 per common share was declared on May 18, and paid on July 13, 2006.
OPERATING RESULTS
     FFO of $9.7 million for the second quarter of 2006 increased 81% over the same period in 2005. On a per diluted share basis, FFO of $0.24 for the second quarter increased 14% over second quarter 2005 FFO per share.
     Net income for the quarter ended June 30, 2006 was $7.9 million, or $0.20 per diluted share, which was an increase of 81% and 18% respectively, compared with net income for the corresponding period in 2005.

     For the first six months of 2006, FFO increased 99% to $19.4 million from $9.8 million for the first six months in 2005. On a per diluted share basis, FFO was $0.49 per share compared to $0.37 per diluted share for the first six months of 2005.
     Net income for the first six months was $15.9 million, or $0.40 per diluted share, which was an increase of 100% and 33%, respectively, compared with net income of $7.9 million and $0.30 per diluted share in the corresponding period in 2005.
     General and administrative expenses for the quarter were $2.9 million. Included in this total was a charge for non-cash share based compensation expense of $710 thousand, and annual independent director share based compensation that was awarded and fully vested in May of approximately $300 thousand. The Company restated its expectation that general and administrative expenses, not including share based compensation, will approximate $1.8 million per quarter through the end of 2006.
     The Company also announced today that Vibra Healthcare, its largest tenant, has notified MPT of its intention to repay approximately $12.0 million of a $41.4 million loan on or about August 15, 2006. Additionally, Vibra will repurchase the Kentfield, California facility for approximately $7.6 million. Subsequent to the Vibra loan payment and repurchase, the Company’s investment in Vibra real estate and loans will approximate 35% of total investments and total pro-forma annualized revenue.
     “In just two short years, Brad Hollinger and the Vibra management team have proven themselves as outstanding long-term acute care and inpatient rehabilitation hospital operators,” said Edward K. Aldag, Jr., Chairman, President and CEO. “Vibra’s lease coverage ratio, calculated on base rent, for the original six hospitals has continually improved and stands at 1.94 times for the first six months of 2006. Vibra’s ability to refinance a significant portion of our loan with institutional healthcare lenders validates the MPT strategy of investing with strong and experienced hospital operators.”
     Based on operating results for the first six months reported by the Company’s tenants, MPT’s weighted average EBITDAR lease coverage ratio approximated 3.1 times; approximately 60% of all tenants’ patient days during the quarter resulted from Medicare patients, while commercial payors, Medicaid, and other reimbursement sources represented 20%, 15% and 5%, respectively of patient days.
ACQUISITIONS AND FUTURE OPERATIONS
     MPT also reaffirmed its expectations that it will acquire at least $200 million in hospital real estate and mortgages during 2006. “As previously reported, we recently turned down two acquisitions with an aggregate value of $70 million late in the closing process and that put us behind in our acquisition plans,” said Aldag. “However, we continue to see a healthy number of opportunities that generate initial cash yields of 10% and higher from experienced and successful hospital operators.”

Because of the Vibra loan prepayment and repurchase of the Kentfield hospital, and the timing of acquisitions as previously noted, the Company updated its expected FFO for the full year of 2006. Based solely on the existing portfolio of investments and management’s expectations about the completion of three development projects, 2006 FFO is expected to range between $1.06 and $1.08 per diluted share (previously between $1.16 and $1.20 per share). The Company attributed approximately $0.03 ($0.07 on an annualized basis) per share of the guidance reduction to the effects of the Vibra transactions and substantially all of the remainder to the amount and timing of anticipated acquisitions. Any additional investments made before December 31, 2006 are expected to result in 2006 FFO in excess of the Company’s guidance.
CONFERENCE CALL AND WEBCAST
     The Company has scheduled a conference call and webcast for Thursday, August 10, 2006 at 11:00 a.m. Eastern Time in order to present the Company’s performance and operating results for the quarter and six months ended June 30, 2006. The dial-in number for the conference call is (800) 901-5241 (U.S.) and (617) 786-2963 (International), and the passcode is 38467708. Participants may also access the call via webcast at www.medicalpropertiestrust.com. A dial-in and webcast replay of the call will be available shortly after completion of the call. Callers may dial (888) 286-8010 (U.S.) or (617) 801-6888 (International), and use passcode 11909742 for the replay.
About Medical Properties Trust, Inc.
     Medical Properties Trust, Inc. is a Birmingham, Alabama based self-advised real estate investment trust formed to capitalize on the changing trends in healthcare delivery by acquiring and developing net-leased healthcare facilities. These facilities include inpatient rehabilitation hospitals, long-term acute care hospitals, regional acute care hospitals, ambulatory surgery centers and other single-discipline healthcare facilities, such as heart hospitals, orthopedic hospitals and cancer centers.
The statements in this press release that are forward looking are based on current expectations and actual results or future events may differ materially. Words such as “expects,” “believes,” “anticipates,” “intends,” “will,” “should” and variations of such words and similar expressions are intended to identify such forward-looking statements, which include statements including, but not limited to, concerning the payment of future dividends, if any, completion of projects under development, acquisition of healthcare real estate, completion of additional debt arrangements, the capacity of the Company’s tenants to meet the terms of their agreements, the level of general and administrative expense, the timing of Vibra’s debt repayment, and net income per share and FFO per share in 2006. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results of the Company or future events to differ materially from those express in or underlying such forward-looking statements, including without limitation: national and economic, business, real estate and other market conditions; the competitive environment in which the Company operations; the execution of the Company’s business plan; financing risks; the Company’s ability to attain and maintain its status as a REIT for federal income tax purposes; acquisition and development risks; potential environmental and other liabilities; and other factors affecting the real estate industry generally or the healthcare real estate in particular. For further discussion of the facts that could affect outcomes, please refer to the “Risk Factors” section of the Company’s Form 10-K for the year ended December 31, 2005 and the final prospectus for its initial public offering. Except as otherwise required by the federal securities laws, the Company undertakes no obligation to update the information in this press release.
# # #

MEDICAL PROPERTIES TRUST, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(Unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended June 30,	Ended June 30,	Ended June 30,	Ended June 30,
	2006	2005	2006	2005

Revenues
Rent billed	$9,233,759	$4,692,328	$18,169,855	$8,615,377
Straight-line rent	1,259,411	1,432,298	2,560,868	2,777,739
Interest income from loans	2,671,201	1,117,151	5,125,915	2,329,189

Total revenues	13,164,371	7,241,777	25,856,638	13,722,305
Expenses
Real estate depreciation and amortization	1,762,400	973,996	3,506,267	1,816,403
General and administrative	2,855,142	1,415,067	5,400,013	3,165,877

Total operating expenses	4,617,542	2,389,063	8,906,280	4,982,280

Operating income (loss)	8,546,829	4,852,714	16,950,358	8,740,025
Other income (expense)
Interest income	62,486	358,214	238,547	741,986
Interest expense	(637,473)	(831,117)	(1,174,513)	(1,542,266)

Net other expense	(574,987)	(472,903)	(935,966)	(800,280)

Income before minority interests	7,971,842	4,379,811	16,014,392	7,939,745
Minority interests in consolidated partnerships	(56,771)	—	(121,711)	—

Net income (loss)	$7,915,071	$4,379,811	$15,892,681	$7,939,745

Net income (loss) per share, basic	$0.20	$0.17	$0.40	$0.30
Weighted average shares outstanding — basic	39,519,695	26,096,021	39,480,684	26,096,813
Net income (loss) per share, diluted	$0.20	$0.17	$0.40	$0.30
Weighted average shares outstanding — diluted	39,757,723	26,110,119	39,633,158	26,105,844

MEDICAL PROPERTIES TRUST, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	June 30, 2006	December 31, 2005
	(Unaudited)
Assets
Real estate assets
Land	$34,512,464	$31,004,675
Buildings and improvements	256,486,426	250,518,440
Construction in progress	96,931,759	45,913,085
Intangible lease assets	9,666,192	9,666,192
Mortgage loan	40,000,000	40,000,000

Gross investment in real estate assets	437,596,841	377,102,392
Accumulated depreciation	(8,444,279)	(5,260,219)
Accumulated amortization	(944,818)	(622,612)

Net investment in real estate assets	428,207,744	371,219,561

Cash and cash equivalents	1,833,614	59,115,832
Interest and rent receivable	11,190,702	6,923,091
Straight-line rent receivable	10,470,081	7,909,213
Loans receivable	49,848,111	48,205,611
Other assets	8,709,365	7,800,238

Total Assets	$510,259,617	$501,173,546

Liabilities and Stockholders’ Equity
Liabilities
Debt	$101,453,178	$100,484,520
Accounts payable and accrued expenses	26,736,716	19,928,900
Deferred revenue	13,947,179	10,922,317
Lease deposits and other obligations to tenants	10,313,533	11,386,801

Total liabilities	152,450,606	142,722,538

Minority interest	2,295,577	2,173,866

Stockholders’ equity
Preferred stock, $0.001 par value. Authorized 10,000,000 shares; no shares outstanding	—	—
Common stock, $0.001 par value. Authorized 100,000,000 shares; issued and outstanding — 39,419,450 shares at March 31, 2006 and 39,345,105 shares at December 31, 2005	39,472	39,345
Additional paid in capital	361,408,197	359,588,362
Distributions in excess of net income	(5,934,235)	(3,350,565)

Total stockholders’ equity	355,513,434	356,277,142

Total Liabilities and Stockholders’ Equity	$510,259,617	$501,173,546

MEDICAL PROPERTIES TRUST, INC. AND SUBSIDIARIES
Reconciliation of Net Income to Funds From Operations
(Unaudited)

	For the Three Months	For the Three Months	For the Six Months	For the Six Months
	Ended June 30, 2006	Ended June 30, 2005	Ended June 30, 2006	Ended June 30, 2005

FFO information
Net income	$7,915,071	$4,379,811	$15,892,681	$7,939,745
Depreciation and amortization	1,762,399	973,996	3,506,267	1,816,403

Funds from operations	$9,677,470	$5,353,807	$19,398,948	$9,756,148

Per share data:
Net income per share, basic and diluted	$0.20	$0.17	$0.40	$0.30
Depreciation and amortization	0.04	0.04	0.09	0.07

Funds from operations	$0.24	$0.21	$0.49	$0.37

FFO per share, basic	$0.24	$0.21	$0.49	$0.37

FFO per share, diluted	$0.24	$0.21	$0.49	$0.37

Funds from operations, or FFO, represents net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization (excluding amortization of loan origination costs) and after adjustments for unconsolidated partnerships and joint ventures. Management considers funds from operations a useful additional measure of performance for an equity REIT because it facilitates an understanding of the operating performance of our properties without giving effect to real estate depreciation and amortization, which assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that funds from operations provides a meaningful supplemental indication of our performance. We compute funds from operations in accordance with standards established by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, in its March 1995 White Paper (as amended in November 1999 and April 2002), which may differ from the methodology for calculating funds from operations utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. FFO does not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. Funds from operations should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as indicators of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity.